SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549
                    _________________________
                         AMENDMENT NO. 5
                               TO
                         SCHEDULE 14D-1
       TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
             OF THE SECURITIES EXCHANGE ACT OF 1934
                    _________________________

              Family Steak Houses of Florida, Inc.
                    (Name of Subject Company)
                    _________________________
                     Bisco Industries, Inc.
                            (Bidder)
                    _________________________
                  Common Stock, $0.01 par value
                 (Title of class of securities)
                    _________________________
                            307059105
              (CUSIP number of class of securities)
                    Glen F. Ceiley, President
                     Bisco Industries, Inc.
                     704 W. Southern Avenue
                    Orange, California  92865
                   Telephone:  (714) 283-7140
   (Name, address and telephone number of person authorized to receive notices and communications on behalf of bidder)
                         with a copy to:
                    Kenneth C. Hoffman, Esq.
   Greenberg, Traurig, Hoffman, Rosen, Lipoff & Quentel, P.A.
                      1221 Brickell Avenue
                      Miami, Florida 33131
                   Telephone:  (305) 579-0500





















     This Statement amends and supplements the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on March 6, 1997, as previously amended (the "Schedule 14D-1"), relating to the offer by Bisco Industries, an Illinois corporation (the "Purchaser") to purchase up to 2,600,000 shares of Common Stock, $0.01 par value (the "Common Stock"), of Family Steak Houses of Florida, Inc., a Florida corporation (the "Company"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 6, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal, at a purchase price of $0.90 per share, net to the tendering stockholder in cash, without interest thereon. Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Offer to Purchase and the
Schedule 14D-1.

Item 10.  Additional Information.

     The Purchaser has extended the Offer until 5:00 P.M., New York City time, on Friday, June 13, 1997. The full text of a press release, dated May 23, 1997, issued by Purchaser with respect to the extension of the Offer is filed herewith as Exhibit (a)(12) and is incorporated herein by reference.

Item 11.  Material to be Filed as Exhibits.

     (a)(12)   Press Release, dated May 23, 1997, issued by
Purchaser.

     (a)(13)   Press Release, dated May 27, 1997, issued by Proxy
Solicitor.
























                            SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 27, 1997


                                   BISCO INDUSTRIES, INC.


                                   By:  /s/ Glen F. Ceiley
                                   Name:     Glen F. Ceiley
                                   Title:    President








































EXHIBT INDEX


     Exhibit
     Number                   Description

     (a)(12)   Press Release, dated May 23, 1997, issued by
Purchaser.

     (a)(13)        Press Release, dated May 27, 1997, issued by
Proxy Solicitor.










































                         Exhibit (a)(12)



                  [BISCO INDUSTRIES LETTERHEAD]



FOR IMMEDIATE RELEASE

Contact:
Glen Ceiley, President
         or
Stephen Catanzaro, Chief Financial Officer
Bisco Industries, Inc.
(714) 283-7140


BISCO INDUSTRIES EXTENDS TO JUNE 13, 1997 THE EXPIRATION DATE OF
ITS TENDER OFFER FOR SHARES OF FAMILY STEAK HOUSES OF FLORIDA

     Orange, California, May 23, 1997 - Bisco Industries, Inc., a privately held distributor of fasteners and electronic components, announced today that it has extended to 5:00 P.M., New York City time, on Friday, June 13, 1997, the expiration date of its tender offer to purchase for cash up to 2,600,000 shares of common stock of Family Steak Houses of Florida, Inc. (NASDAQ - RYFL) for $0.90 per share.

     As of 5:00 p.m. on May 23, 1997, the originally scheduled expiration date, 2,438,286 shares had been tendered pursuant to the offer.
     Bisco recently began soliciting shareholder consents to several proposals, including elimination of the Company's Poison Pill. We are gratified by the shareholder response to date to our consent solicitation. We anticipate that before June 13th we will be able to present the Board the successful results of our consent solicitation, and that the Board will promptly take action to redeem the Poison Pill, clearing the way for us to complete our tender offer on the new expiration date.














                         Exhibit (a)(13)

              [GARLAND ASSOCIATES, INC. LETTERHEAD]


TO:            Department Heads, Proxy and Reorganization
               Departments

FROM:          George Garland

DATE:          May 27, 1997

RE:            Family Steak Houses of Florida
               Tender Offer/Consent Solicitation (Gold Card)

CUSIP:         307059-105
CONTRA CUSIP:  307059-998



Dear Proxy and Reorganization Departments:

     Our client, Bisco Industries Inc. has an ongoing OFFER TO PURCHASE up to 2,600,000 shares of Family Steak Houses of Florida common stock at $.90 per share. In addition, Bisco is soliciting CONSENTS on a GOLD consent card to remove several anti-takeover provisions. Bisco can NOT complete the tender offer and accept YOUR clients' shares for payment until AFTER Bisco have received sufficient consents on the GOLD card to revoke the "Poison Pill" provision and to "Opt-Out" of the Florida Control Share Act. Revoking these measures is a CONDITION OF THE OFFER.

     Some of your clients who have tendered shares have not yet signed and returned their GOLD consent cards. We urge you to CONTACT YOUR CLIENTS who have tendered or their Account Representative to assure that the clients have returned their GOLD consent cards. While consenting is not a condition for tendering, a successful consent solicitation IS a condition for accepting shares for payment.

     We also encourage shareholders who do NOT wish to tender to sign, date and return their GOLD consent cards. Consenting does NOT mean tendering. In order to consent, a shareholder must sign, date and return the GOLD consent card whether or not they wish to tender.

     If you, your client or your clients' Account Administrators have any questions, PLEASE CALL George Garland at telephone 212-
866-0095 or at 800-455-6034.

                              Thank you,
                              George Garland